UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

_____________________________________________________

NOTICE OF ANNUAL GENERAL MEETING

______________________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Adastra Minerals Inc. (the “Company”) will be held on March 9, 2006 at the Toronto Board of Trade Downtown Centre, 1, First Canadian Place, Toronto, Ontario, at the hour of 11:00 a.m. (local time in Toronto, Ontario) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its financial year ended October 31, 2005;
2.	To set the number of directors at seven;
3.	To elect directors for the ensuing year;
4.	To appoint KPMG LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve and adopt the Shareholder Rights Plan between the Company and Computershare Investor Services Inc., a summary of which is outlined in the Management Proxy Circular; and
6.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is a Management Proxy Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out, in the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 2nd day of February, 2006.

BY ORDER OF THE BOARD

“Timothy Read”

Timothy Read

President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

for the

ANNUAL GENERAL MEETING

of

ADASTRA MINERALS INC.

to be held on

THURSDAY, MARCH 9, 2006

MANAGEMENT PROXY CIRCULAR

ADASTRA MINERALS INC.

Castlewood House

77/91 New Oxford Street

London WC1A 1DG, England

Website: http://www.adastramin.com

(all information as at February 2, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of Adastra Minerals Inc. (the "Company") for use at the Annual General Meeting of the Company’s shareholders (the "Meeting") to be held on Thursday, March 9, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and agents of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Trust Company of Canada (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

By Phone:	1-800-564-6253
By Fax:	1-866-249-7775
By Email:	caregistryinfo@computershare.com

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or Crest Depository Instruments (“CDI”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management

Proxy Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder should otherwise properly complete the Proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to constitute a valid proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a Company, by a duly authorized officer or attorney of the Company, and delivered either to the registered office of the Company, at Suite 300 - 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 77,352,831 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other class of voting securities.

Any shareholder of record at the close of business on February 2, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only person who, or Company which, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is as follows:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and subsidiaries	11,459,400	14.81%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2005, the end of the most recently completed financial year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below:

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years. All dollar amounts referred to in this Management Proxy Circular are in Canadian dollars unless otherwise designated.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen- sation
Timothy Read President & CEO	2005 2004 2003	£226,042 US$165,586 £113,051 US$323,097	Nil £50,000 Nil	Nil Nil Nil	348,635 1,300,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernard Pryor Chief Operating Officer (“COO”)	2005 2004 2003	£123,333 US$85,850 £70,000 US$171,483	Nil £23,500 Nil	Nil Nil Nil	226,287 550,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Francois Colette President of Subsidiary (1)	2005 2004 2003	US$23,500 €107,000 US$144,021 US$129,890	Nil US$36,792Nil	Nil Nil Nil	190,000 300,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
T. David Button CFO	2005 2004 2003	£135,782 £99,185 £96,990	Nil £20,000 Nil	Nil Nil Nil	226,287 440,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
(1)	Mr. Colette is the President of Congolese Zinc Investments Ltd., a subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities, Under Options Granted (#)	% of Total Options Granted to Employees in Financial year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Timothy Read	Oct. 24, 2005	348,635	21.39%	$1.35	$1.26	October 23, 2010
Bernard Pryor	Oct. 24, 2005	226,287	13.88%	$1.35	$1.26	October 23, 2010
Francois Colette	Oct. 24, 2005	190,000	11.65%	$1.35	$1.26	October 23, 2010
T. David Button	Oct. 24, 2005	226,287	13.88%	$1.35	$1.26	October 23, 2010
(1)	Calculated as the closing price of the Company’s shares on the Toronto Stock Exchange on the date immediately prior to grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (1)
Timothy Read	Nil	N/A	1,343,579 / 305,056	Nil / Nil
Bernard Pryor	Nil	N/A	828,286 / 198,001	$150,000 (2) / Nil
Francois Colette	Nil	N/A	491,250 / 198,750	$100,500 (3) / $19,500 (3)
T. David Button	154,972 (4)	$125,966	468,286 / 198,001	Nil / Nil
(1)

“In-the-Money Options” are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at October 31, 2005 was $1.20.

(2)	On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 400,000 to 250,000.
(3)	On May 31, 2001, the Toronto Stock Exchange approved the repricing of these stock options to $0.60 per share and the number of options outstanding was reduced from 300,000 to 200,000.
(4)	Of which 100,000 were acquired on exercise, and 54,972 on termination, of options: the latter quantity being reduced to 34,125 with UK income and social taxes settled.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company’s officers and key employees.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at the end of the Company’s most recently completed financial year, the Company’s Named Executive Officers had employment contracts with the Company and its subsidiaries with the following principal terms and conditions:

Named Executive Officer	Annual Compensation as at October 31, 2005(1)	Share Options granted in financial year 2005(2)	Contract Start	Duration	Paid Termination Notice Period
Timothy Read	£227,250	348,635	January 29, 1999	3 years (3)	12 months (4)
Bernard Pryor	£124,000	226,287	August 1, 1999	2 years (5)	12 months (6)
T. David Button	£84,700(7)	226,287	January 29, 2001	No fixed term.	12 months (6)
(1)	The Compensation Committee makes recommendations to the board of directors (the “Board”) regarding base salaries and bonuses. In addition, receipted travel and entertainment expenses are reimbursed.
(2)	Unvested options are cancelled immediately on termination, and vested options are cancelled if not exercised within 30 days following termination.

(3)	The initial three year term of Mr. Read’s contract expired in 2002 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (4) below.
(4)	Twelve months’ notice, if terminated by the Company, and twelve months’ notice if terminated by Mr. Read.
(5)	The initial two year term of Mr. Pryor’s contract expired in 2001 and thereafter automatically became of no fixed term, and is now subject to the notice periods detailed in (6) below.
(6)	Twelve months’ notice, if terminated by the Company, and three months’ notice if terminated by either of Messrs. Pryor or Button.
(7)

Mr. Button’s compensation was based on three working days per week. If exceeded, then 1/140th of his annual salary was paid for each extra day worked. An amount was also paid equal to 3% of salary in lieu of health insurance.

All options held by directors and employees of the Company vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company, except that 667,603 options granted to employees during financial year 2005 are subject to performance testing at such time.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. During the financial year ended October 31, 2005, Bernard Vavala, the Chairman of the Board, received remuneration of US$35,958, plus US$600 for general expenses and US$5,851 for medical expenses; a company, of which Paul MacNeill, a director of the Company, is a shareholder, received US$148,090 for legal services provided to the Company; US$3,000 for consulting services was paid to John Bentley, a director of the Company; and US$9,860 was accrued for consulting services and travel expenses to companies in which Etienne Denis, a director of the Company, has an interest or of which he is a director.

The Company has agreed to pay each member of the Board an attendance fee of $500 per telephonic Board meeting, and $1,000 per physical Board meeting. The Company has also agreed to pay attendees at committee meetings $250 per attendance, or $500 per day, whichever is applicable. A Board member attending a Board meeting and an attendee at a committee meeting will not be entitled to the attendance fees where such Board or committee member is, at the date of the relevant meeting, an employee or consultant or Chairman of the Board. During the financial year ended October 31, 2005, Board and committee fees were paid to directors as follows: John Bentley $3,000, Etienne Dennis $2,500, Paul MacNeill $4,000 and Patrick Walsh $4,000.

Other than as noted above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,124,922 common shares to directors, of which 824,922 were to directors who are also officers of the Company.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on October 31, 2001 with the cumulative total return of the TSX S&P/TSX Composite Index (“TSX Index”) for the five most recently completed financial years of the Company.

Adastra Minerals Inc.

Comparison of Five Year Total Common Shareholders’ Return

(as at October 31st of each year)

5 Year Index Values: October 31	2001	2002	2003	2004	2005
Adastra Minerals Inc.	$0.60	$0.55	$1.12	$1.30	$1.20
TSX INDEX	6,886	6,249	7,773	8,871	10,383

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,991,209	$1.47	3,045,041
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	7,991,209	$1.47	3,045,041

The Company has a “fixed ceiling” incentive stock option plan. The following is a summary of the principal terms of the plan.

Stock Option Plan

Under the Company’s Stock Option Plan dated January 12, 1998, as amended (the “Plan”), 13,100,000 common shares are available for purchase upon the exercise of options. This represents 16.9% of the Company’s current outstanding capital. Options to purchase 7,171,209 shares (which represents 9.3% of the Company’s current outstanding capital) are outstanding. Options to purchase 2,646,250 shares (which represents 3.4% of the Company’s current outstanding capital) have been exercised and 3,282,541 shares are available for future awards of options (which represents 4.2% of the Company’s current outstanding capital).

The Plan provides that stock options may be awarded to directors of the Company and employees (which includes individuals, companies or partnerships that are service providers or consultants) of the Company and any of its subsidiaries.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue all or a majority of the options to insiders of the Company. However, in no case will the Plan result at any time in: (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company’s issued and outstanding share capital (7,735,283 shares as of the date of this Management Proxy Circular); (b) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the Company’s issued and outstanding share capital; or (c) the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital (3,867,641 shares as of the date of this Management Proxy Circular).

The exercise price of an option is determined by the Board, but may not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market value of the Company’s shares for a particular Award Date would typically be the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the Toronto Stock Exchange as would apply to the Award Date in question.

Rather than exercise an option in the normal course, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the Toronto Stock Exchange during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the aggregate of the exercise price per share of the Designated Shares. An option holder who makes this election may further elect to receive a number of shares reduced further to reflect any tax, social security or duties payable by him on the termination of the option.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. In the event an option holder ceases to be a director or employee of the Company other than by reason of death then, unless otherwise provided for in the option certificate, his or her option will expire on the 30th day following termination of his or her relationship with the Company. Notwithstanding the foregoing, an option will expire immediately in the event a relationship with a director or employee is terminated for cause. In the event of the death of an option holder, his or her option will expire one year after the date of death.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events, including a friendly or hostile takeover bid for the Company. Recent awards of options have increasingly included performance criteria based on either achievement of specific milestones or relative share price performance before a proportion of the options can vest. All options held by directors and employees of the Company will vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of the Company, except that 667,603 options granted to employees during financial year 2005 are subject to performance testing at such time.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time prospectively or retrospectively amend the Plan and the terms and conditions of any option awarded thereunder, subject to all necessary approvals of the Toronto Stock Exchange and the option holder (in the case of a retrospective amendment). Shareholder approval of amendments is not required under the Plan.

The Plan will terminate on March 19, 2007. Termination of the Plan will not alter the terms or conditions of any option awarded prior to the date of termination.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at seven for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Bylaws of the Company or with the provisions of the Business Corporations Act (Yukon) (the “Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (2)	Principal Occupation (2)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (2)
Etienne Denis (4)(6)(7)(8) Director of the Company. Belgium

Business Executive; Non-Executive Director of Cumerio S.A., a company which was demerged in 2005 from Umicore S.A. (formerly Union Miniere S.A.). Previously with Umicore S.A. from November 1974 until his retirement in April 2003, and remained a non-executive director until the demerger of Cumerio S.A.

		October 11, 1999	Nil
Paul C. MacNeill Corporate Secretary and a Director of the Company. Canada	President, P. MacNeill Law Corp. since December 2002. Previously Partner, Campney & Murphy, Barristers and Solicitors, from 1988 to October 2002.	March 19, 1998	54,972
Timothy Read President, CEO and a Director of the Company. England	President and CEO of the Company since January 1999. Previously Investment Banker.	January 15, 1999	450,514
Bernard Vavala (3) (4) (5)(6)(8) Chairman of the Board and a Director of the Company. United States of America	Self-employed private investor since 1987.	January 11, 1998	461,800
Patrick J. Walsh (3)(6) Director of the Company. Australia	Business Executive; retired since 1991.	January 11, 1998	Nil
John Bentley (3)(4) (5)(6)(7)(8) Director of the Company. England	Vice Chairman of Vanco Energy Company; a Director, Osprey Oil & Gas Ltd.; and Chairman, CDS Oil & Gas plc. Previously Chief Executive Officer, Energy Africa Ltd. from February 1996 until December 2000; prior to which held various executive positions in the Gencor Group.	October 3, 2003	10,000
Bernard Pryor COO and a Director of the Company. England	COO since August 1, 1999. Previously Chief Operating Officer, Western Pinnacle Mining Ltd. from January 1997 to December 1, 1998; Associate Director, Minproc Engineers Limited from 1989 to 1996.	October 3, 2003	80,309
(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3)	Members of the Company’s Audit Committee.
(4)	Members of the Company’s Compensation Committee.
(5)	Members of the Company’s Compliance Committee.
(6)	Members of the Company’s Nominating Committee.
(7)	Members of the Company’s Technical & Commercial Review Committee.
(8)	Members of the Company’s Special Committee formed ad hoc to advise the Board on First Quantum Minerals Ltd.’s offer.

To the best of management’s knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

save for Timothy Read, who served from February 22, 2001 as a non-executive director of Navan Mining plc, which was placed in administrative receivership in December of 2002.

To the best of management’s knowledge, no proposed director has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Management Proxy Circular, no director, executive officer or employee or former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of MI 52-110, five of the seven members of the Board are independent. The members who are independent are Etienne Denis, Bernard Vavala, Patrick J. Walsh, John Bentley and Paul C. MacNeill. Timothy Read and Bernard Pryor are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Paul C. MacNeill	Minefinders Corporation Ltd., Dynasty Metals & Mining Inc., Exeter Resource Corporation, Northern Lion Gold Corp. and Christopher James Gold Corp.
John Bentley	CDS Oil & Gas Group plc
Etienne Denis	Cumerio S.A.

On occasions where it is considered advisable, the Company’s independent directors hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors have held no such meetings.

The Company’s corporate governance structure recognizes the value of separating the offices of Chairman of the Board and CEO. Timothy Read is the Company’s President and CEO. The Chairman of the Board, Bernard Vavala, has a written mandate to ensure that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

Since the beginning of the most recently completed financial year, there have been eleven Board meetings. All of the directors attended all eleven meetings with the exceptions of Paul MacNeill who attended ten, and Etienne Denis who attended nine.

Board Mandate

The Board has a written mandate, the text of which is disclosed in Appendix 1 to this Management Proxy Circular.

Position Description for CEO

The Board, in conjunction with the CEO, has developed a written position description for the CEO. The CEO is responsible for carrying out all strategic plans and policies as established by the Board. The CEO is required to report to the Board and advise and make recommendations to the Board. The CEO facilitates communications between the Board and other members of management, employees and shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted an Ethics and Conflict of Interest Policy (as amended) for its directors, officers and employees. Interested shareholders may obtain a copy on SEDAR at www.sedar.com. The Board has appointed a compliance committee to administer and monitor compliance with the policy, to review any disclosure of a conflict of interest or potential conflict of interest made by a director, officer or employee, and to report to the Board with its findings and recommendations.

If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present when the vote is taken.

Directors are also required to comply with the relevant provisions of the Act regarding conflicts of interest.

Board Committees

The Board has five committees: the Audit Committee, the Compensation Committee, the Compliance Committee, the Nominating Committee and the Technical & Commercial Review Committee. The committees and their mandates and memberships are described below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times and was composed of Bernard Vavala (chair), Patrick J. Walsh and Paul MacNeill. John Bentley replaced Paul MacNeill as a member of the committee on October 31, 2005. All of the current members of the committee are independent and financially literate as such terms are defined in MI 52-110.

The Board has developed a written position description for the chair of the Audit Committee. The chair is primarily responsible for preparing or approving an agenda in advance of each meeting of the Audit Committee (with input from the CEO, CFO and external auditors). The chair is also responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the Board on the Audit Committee’s decisions and recommendations and running and maintaining minutes of the meetings of the Audit Committee.

The Company’s Form 20-F, dated January 27, 2006, which has been filed on SEDAR as the Company’s alternative form of annual information form (“AIF”), contains additional disclosure regarding the Audit Committee. Please refer to Items 6, 16A and 16C of the AIF for further information.

Compliance Committee

The Board has a Compliance Committee, which is composed of Bernard Vavala (chair) and John Bentley, both of whom are independent directors. The Compliance Committee is responsible for assisting the Board in administering and monitoring the Company’s Ethics and Conflict of Interest Policy (as amended). The Compliance Committee is also responsible for the Company’s response to National Policy 58-201 – Corporate Governance Guidelines, and for reviewing and approving the annual disclosure required by NI 58-101.

The Board has not developed a written position description for the chair of the Compliance Committee, but considers the chair to be primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the committee.

Nominating Committee

The Board has a Nominating Committee, which is composed of Bernard Vavala (chair), Etienne Denis, Patrick J. Walsh, and John Bentley, all of whom are independent directors. The Nominating Committee is responsible for reviewing Board composition and, under the supervision of the Chairman of the Board (except with respect to the assessment of his own effectiveness), assessing its effectiveness as a whole and the effectiveness of the committees and individual directors. The Nominating Committee is also responsible for analyzing the needs of the Board when vacancies arise and identifying and proposing new nominees who have the necessary competencies and characteristics to meet such needs. The Nominating Committee is also responsible for the selection process for new nominees, using the succession planning undertaken by the Board as a framework for developing its list of candidates; ensuring that all new directors receive a comprehensive orientation and understand the nature and operation of the Company’s business; and ensuring that each director remains up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. The Nominating Committee has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Board has developed a written position description for the chair of the Nominating Committee. The chair is primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the committee.

Technical & Commercial Review Committee

The Board has a newly established Technical & Commercial Review Committee, which is composed of Etienne Denis and John Bentley, both of whom are independent directors. The Technical & Commercial Review Committee has the oversight of the formulation of important technical and commercial policies, and of their implementation following Board approval.

Compensation Committee

The Compensation Committee is responsible for assisting the Board in monitoring, reviewing and approving compensation policies and practises of the Company and its subsidiaries and administering the Company’s share compensation plans. With regard to the CEO, the Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. In consultation with the CEO, the Compensation Committee makes recommendations to the Board on the framework of executive remuneration and its cost and on specific remuneration packages for each of the directors and officers other than the CEO, including recommendations regarding awards under share compensation plans. The Compensation Committee also reviews executive compensation disclosure before the Company publicly discloses the information.

The Compensation Committee is composed of Bernard Vavala (chair), John Bentley, and Etienne Denis, all of whom are independent directors. During the most recently completed financial year, the Remuneration Committee (which was superseded by the Compensation Committee with effect from October 31, 2005) met two times. Paul MacNeill, who was also a member of the Remuneration Committee, resigned effective October 31, 2005.

The Compensation Committee has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties. During the Company’s most recently completed financial year, the Compensation Committee engaged New Bridge Street Consultants LLP, an independent, multi-disciplinary firm of remuneration advisors, to assist it in benchmarking the remuneration of the senior mangers, including the executive directors of the Company.

The Board has developed a written position description for the chair of the Compensation Committee. The Chair is primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the committee.

Report on Executive Compensation

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company, and in line with the criteria set out below.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

The foregoing criteria are used to assess the appropriate compensation level for the Company’s CEO.

Executive Compensation Program

The executive compensation program formulated by the Compensation Committee is designed to encourage, compensate and reward senior management of the Company on the basis of individual and corporate performance, both in the short term and the long term, while at the same time being mindful of the responsibility that the Company has to its shareholders. The base salaries of senior management of the Company are set at levels which are competitive with the base salaries paid by Companies of comparable or similar size within the mining industry, thereby enabling the Company to compete for and retain executives critical to the long term success of the Company. Incentive compensation, consisting primarily of the awarding of stock options, is directly tied to the performance of both the individual and the Company. Share ownership opportunities are provided to align the interests of senior management of the Company with the longer-term interests of the shareholders of the Company.

Base Salaries

The level of the base salary for each employee of the Company, within a specified range, is determined by the level of responsibility and the importance of the position to the Company, within competitive industry ranges. The Compensation Committee makes recommendations to the Board regarding the base salaries and bonuses for senior management and employees of the Company.

Bonus

The CEO presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the members of senior management (other than himself) and to the other employees of the Company. The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company. The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommends such determination to the Board.

In respect of the financial year 2006, the CEO, COO and CFO are participating in a bonus scheme under which the maximum bonus payment is 60% of base salary. Payment of one-half of the maximum bonus is dependent on the achievement of specific milestones; the other half is payable at the discretion of the Board in the light of individual performance and the Company’s progress during the year. The CEO has discretion to award bonuses to other employees based on the contribution they have made to the Company during the year.

Stock Option Plan

The Stock Option Plan is administered by the CEO upon recommendations from the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and directors of the Company and subsidiaries of the Company. The grant of options under the Stock Option Plan is approved by the Board. Please see “Securities Authorized for Issuance under Equity Compensation Plans” above for a summary of the Company’s Stock Option Plan. Recent awards of options have increasingly included performance criteria based on either achievement of specific milestones or relative share price performance before a proportion of the options can vest.

Compensation of the CEO

The process for the setting of the compensation of the CEO of the Company is the same as for the other members of senior management of the Company. The CEO’s performance is evaluated by the Compensation Committee relative to various objectives set for him and the Company.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on November 17, 1995.

PARTICULARS OF MATTERS TO BE ACTED UPON

Adoption of Shareholder Rights Plan Agreement

The Company is a party to a shareholder rights plan agreement (the “Rights Plan”) with Computershare Investor Services Inc., as rights agent, dated November 30, 2005.

In accordance with the policies of the Toronto Stock Exchange, the Rights Plan will only continue in effect if shareholders pass an ordinary resolution to ratify it at the Meeting. Accordingly, shareholders will be asked to consider and vote to approve the adoption of the Rights Plan, a summary of which is set forth below. If not so approved, the Rights Plan will terminate and the rights issued under it will be void. The text of the resolution approving the adoption of the Rights Plan (the “Rights Plan Resolution”) is set forth below.

The Company’s Board recommends that shareholders vote in favour of the Rights Plan Resolution.

Summary of the Principal Terms of the Rights Plan

This summary is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the CFO of the Company at Adastra Minerals Inc., Castlewood House, 77/91 New Oxford Street, London, England, WC1A 1DG (011 44 20 7257 2040). A copy of the Rights Plan may also be obtained from the Company’s public disclosure documents found at www.sedar.com. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

The Company issued one right (a “Right”) in respect of each common share outstanding at the close of business on November 30, 2005 (the “Record Time”). The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $50 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

(a)	owns the securities in law or equity; and
(b)	has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(c)	the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;
(d)	by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;
(e)

such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

(i)	holds those common shares in the ordinary course of its business for the account of others;
(ii)	holds not more than 30% of the common shares (in the case of a pension fund administrator); and
(iii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or
(f)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a Flip-In Event has occurred;
(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and
(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and
(b)	the date immediately after the Company’s annual meeting of shareholders to be held in 2009.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror);
(b)

the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and
(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of “Competing Bid”

A Competing Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and
(b)

satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Definition of “Permitted Lock-Up Agreement”

A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each, a “Locked-up Person”) under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

(a)

1. no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or 1. limits such right to withdraw its shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original takeover bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

(b)

for no “break-up” fee or “top-up” fee in excess of the greater of: 2.  2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and 3.  50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under a Competing Bid (or to support another transaction).

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the shareholders of the Company. The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of shareholders to be held in 2009.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

Rights Plan Resolution

As described above, the adoption of the Rights Plan must be approved generally by shareholders of the Company, failing which the Rights Plan will terminate and the Rights issued under it will be void.

The following resolutions will be put to the shareholders for a vote:

“BE IT RESOLVED THAT:

1.

The shareholder rights plan agreement between the Company and Computershare Investor Services Inc. (the “Rights Plan”), a summary of which is set forth in the Management Proxy Circular, is hereby approved.

2.

Any one officer or director of the Company be and is hereby authorized and directed for and on behalf and in the name of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.”

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Company’s CFO, T.D. Button, at 011 44 20 7257 2040.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Management Proxy Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

ON BEHALF OF THE BOARD

“Timothy Read”

Timothy Read

President and Chief Executive Officer

Appendix 1

BOARD MANDATE

1.	Statement of Policy.

The board of directors (the “Board”) of Adastra Minerals Inc. (the “Company”) will be responsible for the stewardship of the Company. The Board will actively oversee the development, adoption and implementation of the Company’s strategies and plans. Without limiting the generality of the foregoing, the Board will be responsible for:

(a)	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers;
(b)

identifying the principal risks of the Company’s business, ensuring the implementation of appropriate systems to manage these risks and guiding the Company forward in a manner that takes into account these risks as well as the opportunities of the business;

(c)	the Company’s succession planning, including appointing, training and monitoring senior management;
(d)	ensuring the integrity of the Company’s disclosure controls and procedures, internal controls and management information systems;
(e)	approving or developing corporate objectives, including the Company’s major business development initiatives, and adopting a strategic planning process;
(f)	formulating a communication policy for the Company, including procedures which allow shareholders direct access to independent directors;
(g)	ensuring that the Board is functioning independently of management;
(h)	developing the approach of the Company to matters of corporate governance, including the mandate of the Board and charters for the committees of the Board; and
(i)	the general review of the Company’s results of operations.
2.	Composition of the Board.

The majority of the Board will be comprised of individuals who are “independent”. A director is “independent” if he or she meets the tests of independence in each of: (i) Multilateral Instrument 52-110 - Audit Committees (“MI 52-101”) of the Canadian Securities Administrators (“CSA”); and (ii) Rule 10A-3 (“Rule 10A-3”) promulgated by the United States Securities Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934.

3.	Chair of the Board.

The Chair of the Board will be an independent director. The Chair will be responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

4.	CEO.

The Board, in conjunction with the CEO, will develop and update from time to time a written position description for the CEO. At a minimum, the CEO will be responsible for carrying out all strategic plans and policies as established by the Board. The CEO will also be required to report to the Board and advise and make recommendations to it, and facilitate communications between the Board and other members of management, employees and shareholders.

5.	Decisions Requiring Prior Board Approval.

The Company will only undertake or proceed with the following matters with the prior approval of a majority of the Board:

(a)

allotting or issuing any securities of any class of shares of the Company or any rights, warrants, options or other instruments entitling the holder, whether or not on a contingency, to acquire from the Company securities, or any instruments convertible or exchangeable, whether or not on a contingency, into any of the foregoing;

(b)	making a declaration or payment of any dividends or purchasing for cancellation, redeeming or acquiring any securities of the Company;
(c)	adopting an annual capital budget or making any material changes to the operating budget;
(d)	adopting a business plan;
(e)	entering into any joint venture agreement with respect to any of the Company’s natural resource properties;
(f)

entering into any agreement with any employee, individual consultant or officer where the compensation or full-time equivalent compensation (excluding expatriate allowances) exceeds £75,000 (or equivalent in other currency at the then rate of exchange) per annum;

(g)	materially changing the nature of the Company’s business or acquiring or making investments in a new business;
(h)	making any changes in senior management;
(i)

selling or otherwise disposing of any of the Company’s natural resource properties out of the ordinary course of business, unless such sale is in connection with a transaction permitted under paragraph (j) below;

(j)

making or incurring any single capital expenditure in excess of £100,000 (or equivalent in other currency at the then rate of exchange), on land, buildings, plant or equipment which is not included in the Company’s budget for that year previously approved by the Board;

(k)	increasing or decreasing the authorized capital of the Company or altering the share capital of the Company including, without limitation, any share rights in respect of the Company’s common shares;
(l)	amalgamating, consolidating, merging or combining or entering into an agreement to amalgamate, consolidate, merge or combine the Company or any of its subsidiaries with any other entity;
(m)	changing the financial year end of the Company;
(n)

undertaking any proceedings to liquidate, dissolve or reorganize the Company or any of its subsidiaries or under any bankruptcy, insolvency or receivership legislation in respect of the Company or any of its subsidiaries;

(o)

taking any proceeding or commencing any action for the purpose of enforcing the rights and remedies of the Company, where the proceeding or action is for a sum in excess of £25,000 (or equivalent in other currency at the then rate of exchange);or

(p)	any other matters that require Board approval under the Business Corporations Act (Yukon).
6.	Board Meetings.

The Board will meet not fewer than four times a year on a quarterly basis, at such times and places as are agreed to by the Board. At least five days prior to a meeting, the Secretary will circulate (i) an agenda; and (ii) financial information for the period following the last Board meeting, including actual expenditure by category in the period, a variance analysis versus budget and the revised estimated year-end cash balance. Any director may submit an item to the Secretary to be included on the agenda. Within five business days of the meeting, the Secretary will circulate the minutes for review and comment. In the event a resolution is to be passed by way of written consent rather than a meeting of the Board, a brief summary of the background and purpose of the resolution will be provided to the directors.

7.	Meetings of Independent Directors.

The independent directors will meet at least annually and otherwise as often as necessary to fulfill their responsibilities, without the presence of non-independent directors and management.

8.	Annual Budget.

Prior to the beginning of each financial year, a budget will be submitted to the Board for approval.  This budget will cover each of the Company's activities and projects for such period, and in such detail, as are considered appropriate.  Supplementary budgets will, as necessary, be submitted to the Board for approval during the course of the year, as required by the circumstances.

ADASTRA MINERALS INC.

9th Floor, 100 University Avenue

Toronto, ON M5J 2Y1

www.computershare.com

Contact us at:

www.computershare.com/service

	Security Class	123
MR A SAMPLE	Holder Account Number
DESIGNATION (IF ANY)	C1234567890		XXX

ADD 1

ADD 2

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ADD 5	999999999999	ASXQ

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ADASTRA MINERALS INC (the "Company")

TO BE HELD AT TORONTO ONTARIO ON MARCH 9, 2006, AT 11.00 AM

ADASTRA MINERALS INC

The undersigned registered shareholder (“Registered Shareholder”) of the Company hereby appoints, Timothy Read, the President, Chief Executive Officer and a Director of the Company, or failing this person, Paul C. MacNeill, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an “X” in the space provided.

		For	Against
1.	To set the number of Directors at seven
		For	Withhold
2.	To elect Etienne Denis as director
3.	To elect Paul C. MacNeill as director
4.	To elect Timothy Read as director
5.	To elect Bernard Vavala as director
6.	To elect Patrick J. Walsh as director
7.	To elect John Bentley as director
8.	To elect Bernard Pryor as director
		For	Withhold
9.	To appoint KPMG LLP, Chartered Accountants, as the auditors of the Company
		For	Against
10.	To authorize the Directors to set the auditor’s remuneration
11.	To approve the adoption of the Shareholder Rights Plan between the Company and Computershare Investor Services Inc., a summary of which is outlined in the Management Proxy Circular
12.	To approve the transaction of other business

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	______________________________________________________	Date:	_____________________________
Please Print Name:	______________________________________________________
THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRCTIONS ON REVERSE			1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

1.	OR
(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services

Proxy Dept. 100 University Avenue 9th Floor

Toronto Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	February 13, 2006
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director